Filed pursuant to Rule 424(b)(3)
File No. 333-119338

    May 10, 2007

SUPPLEMENT DATED MAY 10, 2007 TO PROSPECTUS DATED MARCH 6, 2007

Dear Investor(s):

GRANT PARK FUTURES FUND APRIL PERFORMANCE UPDATE

FUND	APRIL	2007 YTD		Total NAV	NAV/Unit

Grant Park Futures Fund Class A Units	5.23%	-2.55%		$62.8M	$1,132.903
Grant Park Futures Fund Class B Units	5.15%	-2.83%		$325.3M	$993.473
TRADING ADVISORS	APRIL	2007 YTD	% of Fund
Rabar Market Research (Div)	7.53%	-3.86%	17%
EMC Capital Management (Classic)	4.05%	-2.32%	21%
Eckhardt Trading (Global)	3.39%	-1.26%	5%
Graham Capital Management (GDP)	4.90%	-2.64%	9%
Winton Capital Management (Div)	5.51%	-2.41%	21%
Saxon Investment Corp (Div)	-0.99%	-4.07%	7%
Welton Investment Corporation	7.72%	-1.20%	20%
ALL PERFORMANCE REPORTED IS NET OF FEES AND EXPENSES

Long positions in the currency sector resulted in the largest gains during April as the U.S. dollar depreciated relative to its major trading partners. Weak U.S. economic data combined with the perception that European interest rates could be headed higher caused the dollar to lose ground to the euro and British pound. Profits also came from cross rate positions as the euro traded higher against the Japanese yen after lower-than-expected data on Japanese consumer prices and industrial production was released.

Global share markets traded higher throughout the month, resulting in gains for long positions in the stock indices. Forecasts for increased global economic growth along with positive earnings reports were the main drivers of the upside move in stocks. The largest gains came from positions in the S&P Composite Index and German DAX.

Long positions in the base metals reported gains as prices for raw materials continued to trade higher during April. A 17% rise in Chinese demand for copper from the same period one year ago spurred that contract to five-month highs on the London Metals Exchange. Nickel prices were also higher as worries over supply continued to concern traders.

Rising inventories combined with technically based selling were profitable for short positions in the cotton market, leading to gains for the soft/agricultural commodities sector. Sugar prices were also lower resulting in gains for short positions.

555 West Jackson Suite 600 Chicago, IL 60661 312.756.4450 312.756.4452 fax 800.217.7955
Performance Hotline: 866.516.1574 (Toll Free) www.dearborncapital.com

Long positions in the energy sector were profitable as unleaded gasoline prices moved higher on reports of falling inventories. Speculation that warmer weather could result in increased fuel demand also contributed to the rally.

Lastly, short positions in the U.S. fixed income markets were dealt losses as prices for Treasury instruments and interest rate products traded higher in response to weaker-than-expected data on U.S. consumer prices.

OTHER FUND NEWS

Effective May 1, 2007, the minimum dollar amount necessary for an initial investment in Class B units of Grant Park has been reduced to $5,000, and any subsequent additional investment in Grant Park by existing Class B limited partners has been reduced to $1,000. Also, the minimum dollar amount necessary for an initial investment in Class B units of Grant Park by eligible employee benefit plans and/or individual retirement accounts has been reduced to $1,000.

If you have any questions or concerns regarding your account, please do not hesitate to call our offices at (312) 756-4450 or e-mail us at funds@dearborncapital.com.

Sincerely,

David Kavanagh
President

Enclosures
PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS
FUTURES TRADING INVOLVES A HIGH DEGREE OF RISK AND IS NOT SUITABLE FOR ALL INVESTORS
THIS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITY FOR SALE, OFFERING BY PROSPECTUS ONLY

Daily fund performance is available on our website at www.dearborncapital.com along with weekly commentary. Weekly performance information is also available on our performance hotline at (312)788-2272 or (866) 516-1574 (toll free)

555 West Jackson Suite 600 Chicago, IL 60661 312.756.4450 312.756.4452 fax 800.217.7955
Performance Hotline: 866.516.1574 (Toll Free) www.dearborncapital.com

GRANT PARK FUTURES FUND, LIMITED PARTNERSHIP
ACCOUNT STATEMENT
(PREPARED FROM BOOKS WITHOUT AUDIT)
FOR THE MONTH ENDED
APRIL 30, 2007

Statement of Income
	Month	Year to Date	Month	Year to Date
	(A Units)	(A Units)	(B Units)	(B Units)
	In US $	In US $	In US $	In US $
Trading Income (Loss):
Realized Trading Income (Loss)	(684,582)	(5,189,400)	(3,425,003)	(26,188,088)
Change in Unrealized Income (Loss)	4,144,591	4,150,275	20,735,644	21,039,394
Brokerage Commissions	(14,161)	(67,535)	(70,849)	(341,513)
Exchange, Clearing Fees and NFA charges	(31,091)	(134,685)	(155,550)	(681,018)
Other Trading Costs	(36,602)	(123,429)	(183,123)	(625,892)
Change in Accrued Commissions	(1,081)	990	(5,414)	3,049

Net Trading Income (Loss)	3,377,074	(1,363,784)	16,895,705	(6,794,068)

Other Income:
Interest, U.S. Obligations	117,133	460,141	586,030	2,331,155
Interest, Other	140,896	590,075	704,911	2,992,731

Total Income (Loss)	3,635,103	(313,568)	18,186,646	(1,470,182)

Expenses:
Incentive Fees to Trading Managers		(6,319)		6,318
Administrative Fees	13,823	54,111	69,156	274,229
O&O Expenses	11,058	43,288	165,974	658,149
Brokerage Expenses	334,510	1,309,463	1,798,057	7,129,954
Illinois Replacement Tax

Total Expenses	359,391	1,400,543	2,033,187	8,068,650

Net Income (Loss)	3,275,712	(1,714,111)	16,153,459	(9,538,832)

Statement of Changes in Net Asset Value

Beginning Balance	61,403,938	58,161,220	310,397,878	324,091,775
Additions	1,272,755	11,326,278	3,177,457	23,034,980
Net Income (Loss)	3,275,712	(1,714,111)	16,153,459	(9,538,832)
Redemptions	(3,176,194)	(4,997,176)	(4,446,108)	(12,305,237)

Balance at APRIL 30, 2007	62,776,211	62,776,211	325,282,686	325,282,686
Total Units Held at End of The Period		55,411.81416		327,419.80837
Net Asset Value Per Unit		1,132.903		993.473
Rate of Return	5.23%	-2.55%	5.15%	-2.83%

To the best of my knowledge and belief the
information contained herein is accurate and complete.

 DAVID KAVANAGH, PRESIDENT
FOR DEARBORN CAPITAL MANAGEMENT, LLC
GENERAL PARTNER OF GRANT PARK FUTURES FUND LIMITED PARTNERSHIP